EXHIBIT TO ITEM 77C

Shareholder Votes

In accordance with the Instructions for Item 77C of Form N-SAR, this attachment describes a matter submitted to a vote of security holders of the Registrant. The information below is provided as outlined in the Instructions:

a) A Special Meeting of security holders of the Registrant was convened on Monday, February 19, 2018.

b) Among the Proposals submitted to the vote of security holders of the Registrant was the Agreement and Plan of Reorganization (“Plan”) between the CM Advisors Fund (“Target Fund”) and CM Advisors Small Cap Value Fund (“Survivor Fund”), a separate series of the Registrant, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund ( “Reorganization”). Per the results of the vote, the Reorganization was approved.

c) A total of three Proposals were submitted to the vote of security holders of the Registrant. The number of affirmative and negative votes for each Proposal in each respective series of the Registrant; i.e., Amana Income Fund (Series #1) and Amana Growth Fund (Series #2), are noted as follows:

Proposal	Number of Affirmative Votes	Number of Negative Votes
Proposal 1: To approve the Plan between the Target Fund and the Survivor Fund, a separate series of the Trust, providing for: (a) the acquisition of all of the assets and assumption of all of the liabilities of the Target Fund by the Survivor Fund in exchange for shares of the Survivor Fund; (b) the distribution of such shares to the shareholders of the Target Fund; and (c) the liquidation and termination of the Target Fund.	2,280,482 votes, CM Advisors Fund	19,012 votes, CM Advisors Fund